UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

As of December 31, 2014 and for the
Period June 27, 2014 (Date of Inception) to December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Savings Plan Committee of the
Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees
Jacksonville, Florida
We have audited the accompanying statement of net assets available for benefits of the Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the period June 27, 2014 (date of inception) to December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the period June 27, 2014 (date of inception) to December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2014, and schedule of reportable transactions for the period June 27, 2014 (date of inception) to December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ennis, Pellum & Associates, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 26, 2015

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Statement of Net Assets Available for Benefits

December 31, 2014
Assets
Investments, at fair value (Notes 2, 3 and 4)	$108,306,239

Receivables:
Notes receivable from participants	1,033,064
Participant contributions	114,012
Employer contributions	46,921
Accrued interest and dividends	2,295
Total receivables	1,196,292

Net Assets Reflecting Investments at Fair Value	109,502,531

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(4,336,904)

Net Assets Available for Benefits	$105,165,627

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

June 27, 2014 -
December 31, 2014
Additions to Net Assets:
Investment Income (Loss):
Net depreciation in fair value of investments (Note 4)	$(8,997,793)
Interest and dividends (Note 5)	1,187,794
Interest on notes receivable from participants	24,409
Contributions:
Participant	1,877,293
Employer	1,233,392
Rollover	192,613
Total Additions	(4,482,292)
Deductions from Net Assets:
Distributions to participants	(5,514,801)
Net decrease before net transfers of assets to this plan	(9,997,093)
Net transfers of assets to this plan (Note 1)	115,162,720
Net increase	105,165,627

Net assets available for benefits:
Beginning of year	—
End of year	$105,165,627

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Notes to Financial Statements

1.	Description of the Plan
On May 27, 2014, the board of directors of Rayonier Inc. (“Rayonier”) approved the separation of its performance fibers segment from Rayonier to form an independent, publicly traded corporation named Rayonier Advanced Materials Inc. (“Rayonier Advanced Materials,” the “Company” or the “Sponsor”). Subsequently, the Company entered into a separation and distribution agreement with Rayonier (the “Separation Agreement”), whereby Rayonier agreed to distribute 100% of the outstanding common stock of the Company to Rayonier shareholders in a tax-free distribution. In accordance with the Separation Agreement, the two companies were separated and 42,176,565 shares of the Company’s common stock were distributed to Rayonier shareholders after the market closed on June 27, 2014 (the “Separation”). Each Rayonier shareholder received one share of Rayonier Advanced Materials stock for every three Rayonier shares held at the close of business on the record date of June 18, 2014.
In connection with the Separation, the assets and liabilities related to Rayonier Advanced Materials employees who were participants in the Rayonier Investment and Savings Plan for Salaried Employees were transferred to the newly created Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees (the “Plan”), effective June 27, 2014. The period June 27, 2014 (date of inception) to December 31, 2014 is the “plan year.”
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Advanced Materials Inc. Salaried employees are eligible to participate in the Plan immediately and are automatically enrolled after completing 45 days of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The Plan’s investments in Rayonier Advanced Materials Inc. common stock and Rayonier Inc. common shares are held in trust (the “Trust”) and is administered by Reliance Trust Company.
Contributions
Participants may contribute one percent to 100 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution of 60 percent of the first six percent of each participant’s eligible compensation contributed to the Plan. Additionally, for participants hired prior to January 1, 2006, the Company may, at its discretion, contribute one-half of one percent of each participant’s eligible compensation to the participant’s retirement account (“retirement contributions”). For the plan year 2014, this discretionary contribution was made.
Employees hired after December 31, 2005, are not eligible for the Company’s defined benefit pension plan. These employees are automatically enrolled in this Plan and may, at the Company’s discretion, receive an annual enhanced retirement contribution of three percent of their eligible compensation in addition to the standard matching contribution, contingent on the participant being employed on the last day of the year. For the plan year 2014, this discretionary contribution was made.
Matching Company contributions and retirement contributions are initially invested in the Rayonier Advanced Materials Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, but may be subject to trading restrictions.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Notes to Financial Statements

Vesting
Participants are immediately fully vested in their contributions as well as retirement contributions plus actual earnings/losses thereon. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $87,967 for the plan year ended December 31, 2014. During 2014, forfeitures of $25,148 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2014, the balance in forfeited, non-vested accounts totaled $62,923, and remains available in the MassMutual Guaranteed Interest Account (“GIA”).
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer his account balance into the corresponding plan. The transfer would be included in the “Net transfers of assets to this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year. New investments in the Rayonier common shares investment option are prohibited; however participants may maintain existing balances in the investment option.
Participants are prohibited from transferring into Rayonier Advanced Materials Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Notes to Financial Statements

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 - Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts, such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, all Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The guaranteed interest rate was 3.00 percent as of December 31, 2014. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

Average yields	December 31, 2014
Based on actual earnings	2.67%
Based on interest rate credited to participants	2.67%
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. See Note 3 - Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2014. No allowance for credit losses has been recorded as of December 31, 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Notes to Financial Statements

Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of the net appreciation in fair value of investments.
Subsequent Events
The Plan has evaluated events and transactions that occurred through June 26, 2015, the date the financial statements were issued. No subsequent events were identified that warranted disclosure.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2014:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$—	$15,694,982	$—	$15,694,982
Rayonier Advanced Materials Inc. Common Stock Fund	—	8,794,174	—	8,794,174
MassMutual GIA	—	—	38,866,397	38,866,397
Pooled Separate Investment Accounts:
Large Cap Equity	—	21,158,330	—	21,158,330
Asset Allocation	—	10,311,093	—	10,311,093
Small Cap Equity	—	4,892,307	—	4,892,307
International Equity	—	3,393,747	—	3,393,747
Mid Cap Equity	—	2,774,123	—	2,774,123
Intermediate Term Bond	—	2,421,086	—	2,421,086
Investments at Fair Value	$—	$69,439,842	$38,866,397	$108,306,239

The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the plan year ended December 31, 2014.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Notes to Financial Statements

Level 2 -
Rayonier Advanced Materials Inc. and Rayonier Inc. Common Stock Funds - fair value measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.

MassMutual Pooled Separate Investment Accounts - fair value measured using the unit value calculated based on the net asset value (“NAV”) of the underlying pool of securities. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2014, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
Level 3 - MassMutual GIA - fair value is determined by the custodian using a market value based on an actuarial formula as defined by the contract. The GIA market value formula is equivalent to a serial bond with annual principal and interest payments valued to yield at the Barclays Capital U.S. Aggregate Index Yield Average (the assumed new money rate). Management assesses the reasonableness of the methodology by reviewing a variety of factors including internal control reports, the fund investment profile and financial strength ratios, economic conditions and overall credit ratings.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Changes in the fair value of the Plan’s level three assets during the plan year ended December 31, 2014 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$—
Interest income	491,782
Change in fair value of fully benefit-responsive investment contract	4,336,904
Purchases	124,089,752
Sales	(90,052,041)
Balance, end of year	$38,866,397
The following table outlines the valuation technique and significant inputs used to determine the fair value of the Plan’s level three assets as of December 31, 2014:

Instrument	Principal Valuation Technique	Unobservable Inputs	Significant Input Values
MassMutual GIA	Market Value Formula	Yield Average (a)	1.25%
		Interest Rate (b)	3.40%
		Annuity Present Value (c)	10.51
		Years to Maturity (d)	11.34
(a) The yield average is the Barclays Capital US Aggregate Index (excluding Treasuries) Yield Average.
(b) The interest rate applied to the market value formula is the weighted average interest rate for the Plan account funds. The rate is weighted to reflect the distribution of funds over various investment years.
(c) The present value of an immediate annuity for the years to maturity (d) at the yield average (a).
(d) Years to maturity input to the market value formula is the number of years to maturity of a serial bond whose duration is equal to that of the GIA assets.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Notes to Financial Statements

The market value formula used to value the MassMutual GIA is sensitive to significant changes in the yield average and the interest rate. Material changes in these inputs could produce a significantly different fair value.

4.	Investments
The investments that represented five percent or more of the Plan’s Net Assets Available for Benefits as of December 31, were as follows:

2014
MassMutual GIA	$38,866,397
MassMutual S&P 500 Index Fund	15,874,468
Rayonier Inc. Common Stock Fund	15,694,982
Rayonier Advanced Materials Inc. Common Stock Fund	8,794,174
During 2014, the net appreciation (depreciation) in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Stock Funds	$(9,323,056)
Pooled Separate Investment Accounts	325,263
Net Depreciation in Fair Value of Investments	$(8,997,793)

5.	Dividends
The Plan received regular cash dividends of $0.14 per share on Rayonier Advanced Materials Inc. stock owned, totaling $42,453 and regular cash dividends totaling $653,098 on other stock accounts, during the plan year ended December 31, 2014.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2014, the Plan held approximately 373,204 shares of Rayonier Advanced Materials Inc. common stock, which represented 0.9 percent of the Company’s total shares outstanding. In addition, the Plan Sponsor paid certain expenses totaling $28,912.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees

Notes to Financial Statements

8.	Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document.  The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2008. The letter states the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan has not submitted a tax return and therefore the Plan Administrator believes the Plan is not currently subject to an income tax examination.

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2014.

December 31, 2014
Net assets available for benefits per the financial statements	$105,165,627
Less: Contributions receivable	(160,933)
Interest receivable	(1,834)
Net assets available for benefits per Form 5500	$105,002,860

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the period ended December 31, 2014.

2014
Decrease in net assets available for benefits before transfers per the financial statements	$(9,997,093)
Change in contributions receivable	(160,933)
Change in interest receivable	(1,834)
Net loss per Form 5500	$(10,159,860)

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2014

Plan Number 031
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual	Guaranteed Interest Account	$38,866,397
*	MassMutual	MM S&P 500 Index Fund	15,874,468
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2025 Fund	3,914,621
*	MassMutual	Northern Mid Cap Index Fund	2,774,123
*	MassMutual	American Funds Growth Fund of America	2,770,509
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2035 Fund	2,701,116
*	MassMutual	MM Select Small Company Value Fund	2,625,804
*	MassMutual	MFS Value Fund	2,513,353
*	MassMutual	Select MetWest Total Return Bond Fund	2,421,086
*	MassMutual	Invesco Small Cap Discovery Fund	2,266,503
*	MassMutual	American Funds EuroPacific Growth Fund	2,019,362
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2045 Fund	2,007,487
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2015 Fund	1,045,162
*	MassMutual	Oppenheimer Developing Markets Fund	779,276
*	MassMutual	MM MSCI EAFE International Index Fund	595,109
*	MassMutual	Wells Fargo Advantage Down Jones Target 2055 Fund	463,023
*	MassMutual	Wells Fargo Advantage Dow Jones Target Today Fund	179,684
	Stock Fund	Rayonier Inc. Common Shares	15,694,982
*	Stock Fund	Rayonier Advanced Materials Inc. Common Stock	8,794,174
*	Participant Loans	Participant Loans**	1,033,064
			$109,339,303

*	Denotes party-in-interest transaction.
**	The loans bear fixed interest rates which range from 4.25 percent to 9.25 percent with maturities through August 31, 2028.
	Note: Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees
Schedule H, Line 4j: Schedule of Reportable Transactions
For the Period June 27, 2014 (Date of Inception) to December 31, 2014

Plan Number 031
Employer Identification Number 46-4559529

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value
MassMutual	Guaranteed Interest	$34,694,384	$—	$—	$—
	Outside Fund	9,365,372	—	—	—
	Outside Fund	26,062,451	—	—	—
MassMutual	MM S&P 500 Index Fund	15,190,795	163,140	163,140	163,140

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees
(Name of Plan)

/s/ JAMES L POSZE
James L Posze
Plan Administrator

Date: June 26, 2015

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith